EXHIBIT 99.1

Student Transportation Inc. to be Acquired by a Group of Investors led by CDPQ

Student Transportation Inc. shareholders to receive US$7.50 per common share in cash, reflecting a premium of 27% to the 20-day volume weighted average price per common share on the Toronto Stock Exchange for the period ending February 27, 2018

WALL,N.J., Feb. 27, 2018 (GLOBE NEWSWIRE) -- Student Transportation Inc. (“STI” or the “Company”) (TSX:STB) (NASDAQ:STB) today announced that it entered into a definitive agreement (the “Arrangement Agreement”) with a company (the “Purchaser”) sponsored by Caisse de dépôt et placement du Québec (“CDPQ”) and Ullico Inc. (“Ullico”, and together with CDPQ, the “Purchaser Group”) pursuant to which the Purchaser Group will acquire all of the Company’s outstanding common shares (other than common shares already owned by the Purchaser Group) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

Transaction Highlights

  Shareholders of STI will receive US$7.50 per common share in cash, representing a 27% premium to the 20-day volume weighted average price per common share on the Toronto Stock Exchange for the period ending February 27, 2018, based on an exchange rate of $1.2776 Canadian dollars per U.S. dollars as of February 27, 2018;
  Holders of STI’s 6.25% Convertible Unsecured Subordinated Debentures (“2013 Debentures”) will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their 2013 Debentures in accordance with their terms immediately following the closing date of the Arrangement (the “Closing Date”), including those issuable upon a “Cash Change of Control”, plus the sum of (i) accrued and unpaid interest on such debentures up to but excluding the Closing Date and (ii) the interest that would have otherwise accrued from and including the Closing Date to (but excluding) 32 days thereafter;
  Holders of STI’s 5.25% Convertible Unsecured Subordinated Debentures (“2016 Debentures”) will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their 2016 Debentures in accordance with their terms immediately following the Closing Date, including those issuable upon a “Cash Change of Control”, plus the sum of (i) accrued and unpaid interest on such debentures up to but excluding the Closing Date and (ii) the interest that would have otherwise accrued from and including the Closing Date to (but excluding) 32 days thereafter.

"We are pleased to present an opportunity to the securityholders of the Company to receive a very attractive valuation and significant premium to the trading price of the Company’s shares," commented George Rossi, Chairman of the Special Committee of STI. "After careful deliberation, the Special Committee and Company’s Board of Directors have unanimously concluded that the transaction is in the best interests of the Company and is fair to the Company’s shareholders."

"This transaction presents a compelling opportunity for our investors to monetize their investment at an attractive price. CDPQ has been invested in our company for 16 years and for most of that time as our largest shareholder. We will continue to be the North American leader in student transportation and our unwavering commitment to our employees, customers, safety, service and innovation will remain unchanged," added Denis J. Gallagher, Chairman and Chief Executive Officer of STI.

“Over the years, CDPQ has been one of Student Transportation’s largest shareholders. This transaction represents a significant new step in our relationship with the company, and we look forward to working with the management team for years to come,” said Macky Tall, Executive Vice-President, Infrastructure, CDPQ, and President & CEO, CDPQ Infra.

“Ullico is pleased to partner with CDPQ to invest in this transaction and has been impressed with the dedication and accomplishments of STI’s management and workforce,” said Rohit Syal, Head of Acquisitions for Ullico’s Infrastructure Business.

Recommendation of the Board and the Special Committee

The Board of Directors of STI (the “Board”), after consultation with financial and legal advisors, and based on the unanimous recommendation of a special committee of the Board (the “Special Committee”) comprised entirely of independent directors, has unanimously approved the Arrangement, has unanimously determined that the Arrangement is in the best interests of the Company, and recommends that the Company’s shareholders vote in favour of the Arrangement. Scotiabank has also provided the Special Committee and the Board with its opinion that the consideration to be received by holders of Company’s common shares, other than the common shares owned by the Purchaser Group, is fair, from a financial point of view, to such shareholders. Each of the directors and executive officers of the Company have entered into support agreements to vote their common shares in support of the Arrangement.

The Arrangement Agreement

The Arrangement Agreement provides that the implementation of the Arrangement is subject to customary closing conditions, including court approval of the Arrangement, approval of two-thirds of the votes cast by holders of common shares in person or by proxy at a special meeting of STI’s shareholders and approval under the Canadian Competition Act and U.S. HSR Act. The parties expect to close the transaction by the end of the second quarter of 2018.

The Arrangement Agreement is subject to customary non-solicitation provisions, including STI’s right to consider and accept superior proposals, subject to a right to match in favour of the Purchaser. A termination payment of US$28.4 million will be payable by STI to the Purchaser Group should the transaction not close in certain circumstances, including if the Arrangement is not completed as a result of a superior proposal.

Part of the consideration is to be funded with equity commitments from the Purchaser Group. The remainder of the consideration will be funded with committed debt financing by BMO Capital Markets. CDPQ currently owns approximately 8.4% of the outstanding common shares of the Company.

Further information regarding the Arrangement will be included in STI’s management information circular, which will be mailed to STI’s shareholders in due course. Copies of the Arrangement Agreement and the management information circular will be available on the SEDAR website at www.sedar.com, the SEC’s EDGAR website at www.sec.gov, or through the Company’s website at www.rideSTBus.com.

Advisors

Scotiabank is acting as financial advisor to the Special Committee and providing a fairness opinion and Goodmans LLP is acting as legal counsel to the Special Committee and STI.

BMO Capital Markets is acting as exclusive financial advisor to the Purchaser and Torys LLP is acting as legal counsel to the Purchaser.

About Student Transportation Inc.

Founded in 1997, STI is an industry leader in school transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

About Caisse de dépôt et placement du Québec (CDPQ)

CDPQ is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at December 31, 2017, it held CA$ 298.5 billion (US$ 238.2 billion) in net assets. As one of Canada's leading institutional fund managers, CDPQ invests globally in major financial markets, private equity, infrastructure, real estate and private debt. For more information, visit www.cdpq.com.

About Ullico Inc.

For more than 90 years, Ullico, the only labor-owned insurance and investment company, has been a proud partner of the labor movement, keeping union families safe and secure. From insurance products that protect union members, leaders and employers, to investments in building projects that have created thousands of union jobs, our customers continue to trust us with protecting their families, employees and investments. Through its infrastructure business, Ullico invests across all core sectors of infrastructure, including transportation, water, waste water, electricity transmission, and power generation. For more information, visit www.ullico.com.

Forward-Looking Statements

The information in this press release includes certain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the anticipated benefits of the Arrangement to the parties and to STI’s shareholders and debentureholders; the anticipated receipt of required regulatory, court and shareholder approvals for the transaction; the ability of the parties to satisfy the other conditions to, and to complete, the Arrangement; the mailing of the management information circular; and the anticipated timing of the closing of the Arrangement.

Forward-looking statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, ongoing objectives, strategies and outlook for STI. Forward-looking statements may in some cases be identified by words such as “will,” “plans,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should” or the negative of these terms, or similar expressions. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, STI and the Purchaser have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the ability of the Purchaser to obtain the debt financing; other expectations and assumptions concerning the Arrangement; and other factors discussed under the heading “Risk Factors” in STI’s annual information form dated September 28, 2017 (available under STI’s SEDAR profile at www.sedar.com). The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing shareholder meeting materials, the inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include the failure of STI and the Purchaser to obtain necessary shareholder, regulatory and court approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all.  Failure to so obtain such approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all.

Company Contacts:

Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
dcoupe@ridesta.com
843.884.2720

Thomas Kominsky
Chief Growth Officer
Student Transportation, Inc.
tkominsky@ridesta.com
843-884-2720 x 242

CDPQ Contacts:

Canada
Jean-Benoît Houde
Senior Advisor Media and Public Relations
+1 514 847 5493
+1 514 652-4344
jbhoude@cdpq.com

International
Cesaltine Gregorio
Senior Advisory Director, Global Media Relations
+1 212 596 6314
+1 347 241 3248
cgregorio@cdpq.com